 Exhibit 99.2

IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter ended September 30, 2016

Q2 sequential revenue growth at 3.1% in INR terms; 3.9% in constant currency terms

Q2 year on year revenue growth at 10.7% in INR terms; 8.9% in constant currency terms

H1 year on year revenue growth at 13.7% in reported terms; 10.5% in constant currency terms

Operating margins expanded 80 bps sequentially to 24.9%

Volume Growth 4.0% during the quarter

Q2 Utilization excluding trainees up by 200 bps sequentially to 82.5%

FY 17 revenue guidance revised to 8.0% - 9.0% in constant currency

Bangalore, India – October 14, 2016

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2016

Quarter ended September 30, 2016

•	Revenues were 17,310 crore for the quarter ended September 30, 2016 QoQ growth of 3.1% YoY growth of 10.7%

•	Operating profit was 4,309 crore for the quarter ended September 30, 2016 QoQ growth of 6.5% YoY growth of 7.9%

•	Net profit was 3,606 crore for the quarter ended September 30, 2016 QoQ growth of 4.9% YoY growth of 6.1%

•	Earnings per share (EPS) was 15.77 for the quarter ended September 30, 2016 QoQ growth of 4.9% YoY growth of 6.1%

•	Liquid assets including cash and cash equivalents and investments were 35,640 crore as on September 30, 2016 as compared to 33,212 crore as on June 30, 2016 and 32,099 crore as on September 30, 2015.
•	The Board of Directors declared an interim dividend of 11 per share. The record date for interim dividend is October 24, 2016 and the payment will be made on October 26, 2016

“We focused on strong execution in Q2 with our core IT services business showing good progress on the strength of our innovation and operational initiatives. While we continue to navigate an uncertain external environment, we remain focused on executing our strategy and increasing momentum of our software plus services model. Considering our performance in the first half of the year and the near-term uncertain business outlook, we are revising our revenue guidance.” said Dr. Vishal Sikka, CEO. “Longer-term, I believe it’s increasingly clear that our industry’s future lies in evolving from a cost-based, people-only model, to one in which people are amplified by software and AI, and are freed to innovate in areas that are strategic to our clients’ future. And in this all-important transformation, I am glad to see us make continued progress."

“We had well-rounded growth during the quarter in our market segments. Our delivery and support teams executed well on their plans for resource management during the quarter, leading to an uptick in utilization.” said U B Pravin Rao, COO. “I am also pleased that the changes we made to employee engagement, policies and rewarding high performers continue to help retain our high quality workforce.”

“Our margins expanded during the quarter on the back of further improvement in operational efficiency.” said M.D. Ranganath, CFO. “Operating cash flows for the quarter were healthy and we effectively navigated a volatile currency environment through prudent hedging.”

Outlook*

The Company’s revenue outlook (consolidated) for the fiscal year ending March 31, 2017, under IFRS is as follows:

•	Revenues are expected to grow 8.0% - 9.0% in constant currency*;
•	The above constant currency guidance translates to 9.2% - 10.2% in INR terms based on March 31st rates, 11.2% - 12.2% based on June 30th rates and 10.9% - 11.9% based on September 30th rates

*FY 16 constant currency rates - AUD/USD – 0.73; Euro/USD – 1.10; GBP/USD – 1.51

Currency rates as of March 31, 2016 - 1 US$ = 66.26

Currency rates as of June 30, 2016 - 1 US$ = 67.53

Currency rates as of September 30, 2016 - 1 US$ = 66.62

Board Changes

On the recommendations of the Nomination and Remuneration Committee, the Board of Directors inducted Mr. D.N. Prahlad as an Independent Director of the Board effective October 14, 2016

D. N. Prahlad is the founder and CEO of Surya Software Systems Private Limited, Bangalore. Surya focuses on products for financial risk management of financial institutions in general and banks in particular. He is on the advisory board of Computer Science and Automation Department of Indian Institute of Science, Bangalore. Prahlad is a B.Sc. with honours in mathematics from Bangalore University and B.E. (Electrical technology and Electronics) from Indian Institute of Science, Bangalore.

Prior to founding Surya, Prahlad played a key role in the rapid growth of Infosys, being associated with the company during its formative years.

Welcoming D.N. Prahlad, Mr. Seshasayee, Chairman of the Board said, “We are delighted to welcome Prahlad, a distinguished technologist to the Board. Prahlad brings with him, not only his deep knowledge of the Company, but also sharp insights into the Industry”.

Nomination and Remuneration Committee

The Board of Directors in their meeting held on October 14, 2016, on recommendation of Nomination and Remuneration Committee, have approved the revised annual compensation of Pravin Rao, Chief Operating Officer and Whole Time Director of the Company, with effect from November 1, 2016, subject to the approval of the shareholders. The compensation includes fixed compensation of 4.62 crores per annum and a variable compensation of up to 3.88 crores per annum. Additionally, based on fiscal 2016 performance, 27,250 restricted stock units (RSU) and 43,000 stock options would be granted under 2015 Stock Incentive Compensation Plan ( 2015 plan) approved by the shareholders in the postal ballot dated March 31, 2016. These RSU and stock options would vest over a period of 4 years which shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant as approved by the shareholders. RSU and stock options, in future periods, will be granted on achievement of performance conditions, as may be decided by the Nomination and Remuneration Committee.

The Board of Directors in their meeting held on October 14, 2016, on recommendation of Nomination and Remuneration Committee, have approved the revised compensation structure of M.D. Ranganath, Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravikumar S., David Kennedy, Krishnamurthy Shankar and Manikantha AGS with effect from November 1, 2016. The revised aggregate compensation of the above individuals includes fixed compensation of 24 crores and variable compensation of upto 20 crores. Additionally, based on fiscal 2016 performance, restricted stock units (RSU) of 245,750 and stock options of 502,550 will be granted on November 1, 2016 under 2015 Stock Incentive Compensation Plan (2015 plan) approved by the shareholders in the postal ballot dated March 31, 2016. These RSU and stock options would vest over a period of 4 years which shall be exercisable within the period as approved by the committee. The exercise price of RSU will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant. The Audit committee in their meeting held on October 13, 2016, resolved to include Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, RaviKumar S., Krishnamurthy Shankar and David Kennedy as key managerial personnel as defined under IndAS 24 – Related Party Disclosures effective from the date of the meeting. Vishal Sikka, Pravin Rao, M.D. Ranganath and Manikantha AGS are key managerial personnel as defined under Section 2 (51) of the Companies Act, 2013.

The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on October 13, 2016, based on fiscal 2016 performance, approved the grant of upto 906,275 RSU and upto 943,810 stock options which shall be made on November 1, 2016, to a total of upto 425 eligible and identified high-performing executives of the Company and its subsidiaries under 2015 Stock Incentive Compensation Plan (2015 plan) approved by the shareholders in the postal ballot dated March 31, 2016. The RSUs and stock options shall vest over a period of 4 years from the date of grant, which shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be market price as on the date of grant.

Business Highlights

We continued to execute on our Renew-New strategy through automation and innovation, fueling this through our culture of learning and education.

RENEW

In Q2, we deepened existing client relationships in core services, won large traditional deals, and focused on driving automation and grassroots innovation into every aspect of our service offerings through Infosys Mana and our Zero Distance initiative.

“Data volumes continue to grow exponentially, and humankind now converts data into knowledge at unprecedented rates, making it impossible to codify such expertise and intelligence in software. Our systems need to learn. Those that do also need to be put to some practical use. It seems that Infosys Mana is doing just that.” - Report title: Infosys Mana uses AI to extract knowledge from processes and control business outcomes, Authors: Carl Lehmann, Katy Ring, 451 Research, Date: October 4, 2016

"Infosys is a preferred partner for development and support across our portfolio of off-the-shelf and custom applications, including our most critical business applications. We’re keen to create an enterprise for the future by leveraging AI and machine learning to solve business issues. We’ve selected Infosys Mana to help optimize these business processes and provide a better experience for our users by driving automation, improving efficiencies, increasing productivity, and reducing business process level disruptions, while at the same time reducing the total cost of our IT operations.” - Andy Bynum, Corporate Vice President – IT, AMD

“We are very pleased to award Infosys the GPS L2 Application Maintenance & Support Vendor Consolidation engagement. Infosys impressed us with the overall depth of the solution and commitment to service transformation through use of its Mana platform which covers automation, analytics and knowledge management. We believe that this deal will help us achieve our objectives of driving significant productivity improvements and optimizing and enhancing the services. This is a major step forwards in the strategic relationship between our organisations and we look forward to a successful journey in delivering the program together.” - Hans-Juergen Rieder, UBS Managing Director - Global Production Services

“Beyond the millions of dollars that we're going to be saving here at APS, the benefit is truly with our end customers in having a system that's going to be flexible and nimble and meet all of their needs. Through our partnership with Infosys and with this Zero Distance initiative we were able to solve complex problems that the utility’s been facing for some time.” - Christine Gonzales, Program Management Office Lead, Arizona Public Service

“What we're trying to do with world-class customer service is really reinvent, completely transform and turn inside out the way we deliver customer service here at Cisco. We're looking to use digitization to be able to simplify, standardize, and automate many of the processes that drive work, so that we can change the investment we have in people, so that they are then able to have better conversations with a customer. Our largest savings has been 80% of savings in terms of dollar spend, we’ve removed 2 million hours of customer wait time in one particular process alone. It’s been a great ride, we really appreciate Infosys’ flexibility and ability to change with us - I hope we continue this partnership for the next 20 years.” - Steve Power, Senior Director, Global Service Offerings, CISCO

Gap Inc., a leading global specialty retailer, has chosen Infosys as its primary technology services provider supporting its entire applications and infrastructure portfolio. This critical milestone strengthens the 18 year relationship between the two organizations even further.

NEW

In Q2, we continued to work with clients and partners on new areas, and new frontiers. And we made Design Thinking central to every engagement.

“GE and Infosys have a shared vision for the merging of our physical and digital worlds. As an early adopter of our Predix platform, we are partnering with Infosys to foster co-innovation of new applications with advanced concepts in digital twin, brilliant factory and AI. Our joint innovations will deliver a range of services to customers, including Industrial Internet solutions and applications to help companies simplify, automate and transform their businesses.” - Bill Ruh, Chief Executive Officer, GE Digital & Chief Digital Officer, GE

“I have just returned from our recent visit with the Infosys design team in Palo Alto along with 15 heads of marketing and customer experience from Australian superannuation funds. Infosys delivered an incredible session of learning around the theory and practice of design led thinking to develop a leading customer experience strategy. The group thoroughly enjoyed the time we spent with the team and have a framework they can take back into their business and start to employ immediately.” - Theresa Hoogland, Executive Manager Strategy and Marketing, Australian Institute of Superannuation Trustees (AIST)

“Design Thinking helped bring the teams together for reimagining the collaboration experience at USG Boral. It also helped them to think big and then bring these thoughts together to achieve actionable insights in a really short amount of time. Moreover, it was fun and engaging at the same time.” - Paul Monzella, Chief Financial Officer – USG Boral

“Infosys and Kohls are working together, using Design Thinking, and the Skava digital platform to enhance experiences from the customers, associates and overall Kohls perspective.” - Ratnakar Lavu, Chief Digital Officer, Kohls

Skava, Panaya & EdgeVerve

This quarter we launched Skava Commerce, a new standard for modern, mobile-first and modular e-commerce platforms to provide businesses a future-ready architecture that will enable next generation shopping experiences. Skava, an e-commerce startup acquired by Infosys, developed the platform to help retailers to quickly launch new offerings, improve conversion rates of digital channels, amongst other benefits, by leveraging flexible cloud-based microservices and white label applications, along with artificial intelligence (AI) and machine learning, natural language processing and virtual reality (VR).

Infosys and TOMS Shoes are working together, to implement an omni-channel platform leveraging Skava Commerce.

“In just 8 weeks, Skava and Vantiv worked collaboratively to launch the newly improved Vantiv Advantage Program App. We extended and simplified the digital engagement experience so Vantiv’s partners could sell and grow their businesses faster. Rather than converting an existing partner portal into the mobile app, the Skava team took a step further and re-authored the entire application in SkavaSTUDIO, which allowed the Vantiv team to take full ownership and control of the app to publish updates and changes. The Skava team did a great job to get us to the launch. We are now looking forward to getting this published in the app stores and seeing the adoption. Stay tuned for mobile transformation at Vantiv.” - Balaji Devarasetty, Chief Technology Officer - Integrated Payments, Vantiv LLC

Panaya

The COOP Group, one of the biggest Swiss retail trade and wholesale companies, selected Panaya for a seamless migration to SAP HANA with its upgrade from EHP5 to EHP7. “With the support of Panaya’s solution, we were able to import many references into the system. We haven’t done anything like that before. We were able to ensure an overall better quality of the SAP system – even beyond the upgrade. After the go live, there were no more critical errors. Our development department was excited because they were able to start with the corrections even after the first modification adjustment. For further upgrades we will definitely cooperate with Panaya again.” - Davyd Däppen, Manager IT Processes Product Management ACES at COOP

EdgeVerve

This quarter the EdgeVerve business delivered a strong performance with 48 wins and 23 go-lives from both the Finacle and Edge suite of solutions across various markets.

Finacle continues to be the solution of choice for new-generation digital banking businesses. Building upon its success in the payments bank space, the Finacle solution suite was chosen by Aditya Birla group for their upcoming payments bank. EdgeVerve continued to gain strong traction for Edge products with several new clients added this quarter across various solutions such as AssistEdge, BrandEdge and TradeEdge.

This quarter Infosys Finacle also announced the global availability of its industry leading Finacle Universal Banking Solution Suite on Huawei’s FusionCloud based cloud platform.

CULTURE

We continue to invest in education to help our employees maximize their potential. We are enhancing our capabilities at the Infosys Global Education Center and through partnerships with organizations such as Udacity.

“Udacity and Infosys share a similar vision for lifelong learning, that education is no longer about years-long course work with a singular end goal, but rather, learning is a lifelong endeavor in which we continuously renew ourselves and expand the knowledge we already have, and learn entirely new kinds of skills. With Nanodegrees in particular, we can drive rapid acquisition of new skills when needed, for the most in-demand skills. As part of this effort, we are excited to launch the Udacity FastTrack program exclusively for Infosys, making available Udacity's online Nanodegree certifications for all Infosys new-hires. We will complement Infosys' world class Mysore training programs with Nanodegrees in several high demand and constantly evolving areas such as user experience, mobile and web development to rapidly scale the skills and expertise in these areas, and more. We are also excited to leverage the deep expertise of Infosys to bring the critical hands-on course work to our Nanodegrees through projects based on real-world experiences in the most sought after skills in the industry.” - Sebastian Thrun, Founder & President, Udacity

AWARDS & RECOGNITION

•	Winner, Seven 2016 Oracle Excellence Awards
•	Leader, Infosys Finacle - ‘The Forrester Wave™: Customer-Centric Global Banking Platforms, Q3 2016’ report
•	Winner, Infosys Finacle Omnichannel Hub – “Digital Banking 2016, Best System Solution”, Juniper Research
•	A Leader, IDC MarketScape: Worldwide Oracle Implementation Services 2016 Vendor Assessment
•	Winner, 2016 European ISG Paragon award
•	Leader, Software Testing NelsonHall Vendor Evaluation & Assessment Tool (NEAT)
•	First Runner-Up, “Best Use of CEM Technology” for AssistEdge at the Customer Experience Asia Excellence Awards, 2016 Singapore
•	A Leader, IDC MarketScape: WW Oil & Gas Professional Services 2016 Vendor Assessment
•	Winner’s Circle, HfS Blueprint Report: Energy Operations
•	Winner’s Circle, HfS Blueprint Report: ServiceNow Services
•	Leader, OVUM Decision Matrix (ODM) – Selecting a Distributed Agile Delivery Model for ADM Services, 2016–17
•	Leader and Star Performer, Everest Group Global Banking AO Service Provider PEAK Matrix™ Assessment 2016
•	Leader, Everest Group IT Outsourcing Global Capital Markets PEAK Matrix™ Assessment 2016
•	A Challenger in Gartner Magic Quadrant for IT Services for Communications Service Providers, Worldwide

BEYOND BUSINESS

We continue to contribute back to the communities in which we are present. In India, through the Infosys Foundation, we have made several investments in the areas of rehabilitation, healthcare, education and arts & culture. Some of the initiatives this quarter include handing over a residential enclave of 200 houses to families that were rendered homeless in the aftermath of cyclone HudHud in 2014, launching an Institute of Robotic Surgery in partnership with Narayana Health, and funding travel stipends for top researchers at IIT Kharagpur, as well as sponsoring a study about the antiquity of Indus Valley undertaken by the institute.

Infosys Foundation USA supported quality computer science and Maker professional development for teachers via CS PD Week, the CS for All Community Giving program, and commitments announced at the White House Summit on #CSforAll. Additionally, the Foundation announced new grants to support the largest CS teacher organization (CSTA), recognize excellence in CS teaching through Awards, and assist New York Academy of Sciences (NYAS).

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 199,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts and inability to accurately predict economic or industry trends, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is October 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@infosys.com	Pilar Elvira Wolfsteller +1 (510) 944 4596 Pilar.Wolfsteller@infosys.com

Infosys Limited and subsidiaries

Condensed Consolidated Interim Balance Sheets as of

(In crore except equity share data)

	September 30, 2016	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	31,732	32,697
Current investments	2,154	75
Trade receivables	11,571	11,330
Unbilled revenue	3,892	3,029
Prepayments and other current assets	5,171	4,448
Derivative financial instruments	89	116
Total current assets	54,609	51,695
Non-current assets
Property, plant and equipment	11,197	10,530
Goodwill	3,771	3,764
Intangible assets	904	985
Investment in associate	99	103
Non-current investments	1,931	1,811
Deferred income tax assets	628	536
Income tax assets	5,248	5,230
Other non-current assets	719	735
Total non-current assets	24,497	23,694
Total assets	79,106	75,389
LIABILITIES AND EQUITY
Current liabilities
Trade payables	307	386
Derivative financial instruments	2	5
Current income tax liabilities	3,851	3,410
Client deposits	11	28
Unearned revenue	1,478	1,332
Employee benefit obligations	1,440	1,341
Provisions	621	512
Other current liabilities	6,185	6,225
Total current liabilities	13,895	13,239
Non-current liabilities
Deferred income tax liabilities	235	256
Other non-current liabilities	151	115
Total liabilities	14,281	13,610
Equity
Share capital- 5 par value 2,40,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 2,28,56,51,730 (2,28,56,21,088), net of 1,12,92,934 (1,13,23,576) treasury shares, as of September 30, 2016 (March 31, 2016), respectively	1,144	1,144
Share premium	2,272	2,241
Retained earnings	60,773	57,655
Cash flow hedge reserve	2	–
Other reserves	–	–
Other components of equity	634	739
Total equity attributable to equity holders of the company	64,825	61,779
Non-controlling interests	–	–
Total equity	64,825	61,779
Total liabilities and equity	79,106	75,389

Infosys Limited and subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended September 30, 2016	Three months ended September 30, 2015	Six months ended September 30, 2016	Six months ended September 30, 2015
Revenues	17,310	15,635	34,091	29,989
Cost of sales	10,962	9,724	21,643	18,847
Gross profit	6,348	5,911	12,448	11,142
Operating expenses:
Selling and marketing expenses	897	843	1,817	1,663
Administrative expenses	1,142	1,075	2,276	2,038
Total operating expenses	2,039	1,918	4,093	3,701
Operating profit	4,309	3,993	8,355	7,441
Other income, net	760	793	1,513	1,551
Share in associate’s profit/(loss)	(3)	(1)	(5)	(1)
Profit before income taxes	5,066	4,785	9,863	8,991
Income tax expense	1,460	1,387	2,822	2,562
Net profit	3,606	3,398	7,041	6,429
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(40)	(7)	(57)	(14)
Cumulative impact on reversal of unrealized gains on quoted debt securities on adoption of IFRS 9	–	–	(35)	–
Equity instruments through other comprehensive income	–	–	–	–
Items that will be reclassified subsequently to profit or loss:
Fair value changes on cash flow hedges	2	–	2	–
Fair value changes on investments	–	30	–	18
Exchange differences on translation of foreign operations	(51)	62	(13)	206
Total other comprehensive income, net of tax	(89)	85	(103)	210
Total comprehensive income	3,517	3,483	6,938	6,639
Profit attributable to:
Owners of the company	3,606	3,398	7,041	6,429
Non-controlling interests	–	–	–	–
	3,606	3,398	7,041	6,429
Total comprehensive income attributable to:
Owners of the company	3,517	3,483	6,938	6,639
Non-controlling interests	–	–	–	–
	3,517	3,483	6,938	6,639
Earnings per equity share
Basic ()	15.77	14.87	30.81	28.13
Diluted ()	15.77	14.87	30.80	28.13
Weighted average equity shares used in computing earnings per equity share
Basic	228,56,41,710	228,56,14,029	228,56,32,081	228,56,12,157
Diluted	228,59,49,303	228,57,13,042	228,58,75,988	228,56,96,678

NOTE:

1.	The unaudited Consolidated Interim Balance Sheet and Consolidated Interim Statement of Comprehensive Income for the three months and six months ended September 30, 2016 have been taken on record at the Board meeting held on October 14, 2016
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com